Exhibit 99.1

Nano Dimension Closes $12M Public Offering of American Depositary Shares

6,000,000American Depositary Shares Sold at $2 Per ADS

Ness Ziona, Israel, February 21, 2018 – Nano Dimension Ltd, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced the closing of its previously announced underwritten public offering of 6,000,000 American Depositary Shares (ADSs) at a price of $2 per ADS. In addition, Nano Dimension has granted the underwriters a 45-day over-allotment option to purchase up to 900,000 additional ADSs at the public offering price. All of the ADSs are being offered by the Company. The two Co-Chairmen of the Board of the Company participated in the offering.

National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation (NasdaqCM:NHLD) acted as sole book running manager for the offering. Lake Street Capital Markets acted as co-manager for the offering.

The gross proceeds from the offering, excluding the exercise of the over-allotment option, were approximately $12,000,000, excluding underwriting discounts and commissions and other offering-related expenses.

Nano Dimension intends to use the proceeds of this offering for general corporate purposes, including scaling sales and marketing globally, expanding channel reach and presence and potentially extending the product line.

The preliminary prospectus supplement relating to this offering was filed with the U.S. Securities and Exchange Commission (SEC) on February 15, 2018. Copies of the final prospectus supplement and the accompanying base prospectus relating to the offering may be obtained by request to the offices of National Securities Corporation, Attn: Marguerite Rogers, Sr. Vice President, 200 Vesey St, 25th Floor, New York, NY 10281, Telephone: (212)-417-8227; Email: prospectusrequest@nationalsecurities.com; or the offices of Lake Street Capital Markets, LLC, Attn: Equity Syndicate Department, 225 South 6th St, Ste 4750, Minneapolis, MN 55402, Telephone: (612) 326-1305, Email: syndicate@lakestreetcm.com; or the on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the expected use of proceeds. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, in Nano Dimension Registration Statement on Form F-3 filed with the SEC, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com